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FOR IMMEDIATE RELEASE              Contact:
January 23, 1996                   David Stakun
                                   215-963-6639
                                   david.j.stakun@bell-atl.com



Bell Atlantic Achieves Record Earnings Growth in 1995


     Philadelphia -- Bell Atlantic Corporation (NYSE: BEL) announced adjusted fourth-quarter net income of $395.4 million, up 25.6 percent over 1994 results for the same period, excluding a 1995 debt refinancing charge of $3.5 million, or $.01 per share. Similarly adjusted, earnings per share grew 25.0 percent, from $.72 in the fourth quarter of 1994 to $.90 in the quarter just ended.

     The exceptionally strong fourth quarter capped a year of record earnings growth, in which reported net income was $1.86 billion, or $4.24 per share, driven by record wireless subscriber gains, increasing demand for network services, and significant increases in operating efficiencies. Adjusting for certain one-time items, 1995 net income rose 11.4 percent and earnings per share, 11.2 percent over 1994 levels. These increases include the negative financial impact in both years of the decline in the exchange rate of the Mexican peso on the company's interest in Grupo Iusacell.

     "Results for 1995 demonstrate the tremendous vitality of our business," said Chairman and Chief Executive Officer Raymond W. Smith. "We achieved double-digit growth despite sizable price reductions, despite foreign exchange losses, despite the channeling of resources toward forming Bell Atlantic NYNEX Mobile, and despite significant development expenses in our new business ventures.

     "Expanding volumes in the Network business and the increasing contribution of wireless investments to our overall profitability testify to the success of our strategies to maximize performance in our core businesses as we prepare for open markets and the accompanying new opportunities."

     Bell Atlantic's reported 1995 results include an after-tax gain of about $200 million, or $.46 per share, on the sale of overlapping cellular properties in connection with the July 1, 1995, combination of Bell Atlantic Mobile and NYNEX Mobile Communications; non-recurring charges of approximately $40 million, or $.09 per share, associated with certain business development ventures and contracts; and a debt refinancing charge of $3.5 million, or $.01 per share. Excluding these one-time items, 1995 adjusted earnings were $1.70 billion, or $3.88 per share.

     For 1994, the company posted a loss of $754.8 million, or $1.73 per share, which included non-cash charges of $2.28 billion, or $5.22 per share, relating to the discontinuation of regulatory accounting practices, employee separation costs, the disposition of non-core businesses and debt refinancing. Excluding these one-time charges for comparison purposes, adjusted 1994 earnings were $1.53 billion, or $3.49 per share.


                         Network Highlights

     Bell Atlantic's Network businesses achieved revenue growth of 2.9 percent in 1995, highlighted by 3.2 percent growth in the fourth quarter.

     "While price reductions in interstate access and intrastate toll lowered reported revenue growth in 1995, our aggressive marketing programs drove volumes sharply higher in other key product and service areas," said Bell Atlantic Vice Chairman James G. Cullen. "Looking ahead, competitive prices will allow us to take full advantage of new market opportunities with the anticipated passage of federal telecommunications legislation."

 .    Access lines in service as of December 31, 1995, totaled
     19,820,000, an increase of 3.4 percent over the last 12 months. This increase includes a gain of more than 234,000 second residential lines and Centrex growth of
     10.5 percent.

 .    Access minutes of use increased nearly 8 percent for the
     year, while access revenues were up nearly 5 percent.

 .    Total ISDN (integrated services digital network) lines in
     service at year's end exceeded 145,000, increasing 48 percent in 1995.

     "As the leader in ISDN deployment, we're addressing the data connectivity needs of important high-usage customers, including government, business, and consumers who telecommute, access the Internet, and subscribe to on-line services," noted Cullen. "We will expand our market presence in 1996 and beyond with products and services that meet growing demands for even higher bandwidth and better choices for on-line access."

 .    Revenues from vertical services such as Caller ID, Answer
     Call and Call Waiting increased 15.4 percent. Caller ID penetration nearly doubled in 1995, reaching 12.1 percent, while Answer Call revenues increased almost 24 percent over 1994 levels.

 .    Network integration revenues, exceeding $140 million,
     were about 67 percent higher than in 1994.


     Driven by a 4.9 percent net reduction in work force in 1995, Network operating expenses totaling $9.3 billion were up just 2.3 percent from year-ago results, adjusting for extraordinary charges in 1994 as noted above. Cash operating expenses were up only 1.8 percent, despite intensified marketing efforts, development costs for long-distance and video businesses, and outlays for strategic operating systems.

     Access lines per network employee grew 9.9 percent during 1995, to 343 from 312.

     Cash operating expenses per access line fell 2.4 percent, to $320 from $328 in 1994.


                    Wireless Highlights

     Bell Atlantic's domestic wireless investments contributed more than half of the company's earnings growth for 1995. (Since July 1, 1995, when Bell Atlantic's domestic cellular properties were combined with those of NYNEX to form Bell Atlantic NYNEX Mobile, returns to Bell Atlantic from the joint venture -- along with those of the company's other wireless holdings -- are reported as "Equity in Income of Affiliates.")

     "Our new wireless joint venture achieved record subscriber gains and improved profitability, even as competition in our serving area intensified," said Bell Atlantic Vice Chairman Lawrence T. Babbio, Jr. "These results demonstrate that Bell Atlantic NYNEX Mobile has the marketing and operating talent as well as the service quality needed to capture future growth opportunities and meet untapped market demand for wireless communication."

     The following highlights of Bell Atlantic NYNEX Mobile's
1995 performance contain comparative financial and operating statistics derived as if the joint venture had existed prior to July 1, 1995.

A record one million cellular subscribers were added during the year, approximately 383,000 in the fourth quarter alone, representing the largest quarterly subscriber gain ever reported by a domestic wireless communication company. Total subscribers rose to 3.36 million at year-end, for an annual growth rate of 43.4 percent, among the highest in the wireless industry.

Operating cash flow margin was 40.1 percent, up from 28.8
percent in 1994, reflecting annual revenue growth of 30.4 percent and a reduction in acquisition cost per subscriber of
12.1 percent.

Operating cash flow increased 82.9 percent above 1994 levels.

One-third of the new customers added in the fourth quarter are subscribers to TalkAlong(SM) cellular service, which was made available in major retail outlets in time for the holiday season. TalkAlong subscribership more than tripled in the fourth quarter, reaching 187,000.


     "With its unique combination of affordable price and user-friendliness, TalkAlong positions us very well to compete with emerging PCS carriers," Babbio said. "This breakthrough product will continue to play a major role in making wireless communications a mass-market phenomenon."


     In other Bell Atlantic wireless investments:

     The company's proportionate worldwide POPs (population in markets where a carrier is licensed) grew to more than 85 million in 1995, including an increase of more than 13 million with the awarding of PCS licenses in 11 major markets to PCS PrimeCo, L.P., Bell Atlantic's alliance to build a national wireless network.

     The PCS PrimeCo alliance made history by connecting the first wireless calls placed over a PCS network using high-clarity, high-capacity code division multiple access
(CDMA) technology. In the third quarter, PCS PrimeCo agreed to award contracts to AT&T Network Systems and Motorola to provide network equipment using CDMA architecture.

     Omnitel Pronto Italia, Bell Atlantic's consortium to operate the second wireless license in the high-growth Italian marketplace, launched commercial service in December and had 60,000 subscribers by year-end.

     "I'm excited about Bell Atlantic's prospects going forward," Smith concluded. "Our stake in the high-growth wireless marketplace is one of the largest in the world, and our network business is in an excellent position to capture attractive new opportunities in long distance, video services and the expanding market for data connectivity. I'm confident that our portfolio of businesses will create lasting shareowner value for many years to come."

     Bell Atlantic Corporation (NYSE: BEL) is at the forefront of the new communications, entertainment and information industry. In the mid-Atlantic region, the company is the premier provider of local telecommunications and advanced services. Globally, it is one of the largest investors in the high-growth wireless communication marketplace. Bell Atlantic also owns a substantial interest in Telecom Corporation of New Zealand and is actively developing high-growth national and international business opportunities in all phases of the industry.



INTERNET USERS: Bell Atlantic news releases, executive speeches, news media contacts and other useful information are available on Bell Atlantic's media relations World Wide Web site (http://www.ba.com), by gopher (gopher://ba.com) or by ftp (ftp://ba.com/pub).

BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited)
(In millions, except per-share amounts)


                         Three months ended    Year ended
                             December 31       December 31
                          1995(a)   1994(b)  1995(a)   1994(b)
OPERATING REVENUES
Transport Services:
   Local service         $1,106.0 $1,077.3  $4,411.2  $4,312.4
   Network access           845.2    813.2   3,394.7   3,237.6
   Toll service             352.9    365.9   1,435.1   1,555.5
Ancillary Services:
   Directory publishing     281.4    275.9   1,107.7   1,084.2
   Other                    138.4    142.2     553.3     473.6
Value-Added Services        382.6    336.1   1,393.2   1,284.4
                            -----    -----   -------  --------
Network Services Revenues 3,106.5  3,010.6  12,295.2  11,947.7

Wireless Services            --  (a) 292.3     628.0(a)1,059.8
Other Services               47.7(c) 183.6(c)  506.3(c)   83.9(c)
                          -------  -------  --------  --------
Total Operating Revenues  3,154.2  3,486.5  13,429.5  13,791.4


OPERATING EXPENSES
Employee costs, including
     benefits and taxes     892.5  1,020.2   4,022.0   4,333.1
Depreciation and amort.     635.2    679.7   2,627.1   2,652.1
Other                       934.2  1,119.3   3,694.2   4,001.6
                          -------  -------  --------  --------
Total Operating Expenses  2,461.9  2,819.2  10,343.3  10,986.8

Operating Income            692.3    667.3   3,086.2   2,804.6

Equity in income (loss)
    of affiliates (a)        62.2    (20.9)    152.5      41.1
Other income, net             7.7     16.1     331.7      23.2
Interest expense            140.5    144.7     561.0     582.1
Income before provision
  for income taxes and
  extraordinary items       621.7    517.8   3,009.4   2,286.8
Provision for income taxes  226.3    202.9   1,147.6     884.9
Income before
  extraordinary items       395.4    314.9   1,861.8   1,401.9
Extraordinary items:
  Discontinuation of regulatory accounting
   principles, net of tax     --      --        --    (2,150.0)
  Early extinguishment of debt,
   net of tax                (3.5)    --        (3.5)     (6.7)
  Total extraordinary items  (3.5)    --        (3.5) (2,156.7)
NET INCOME (loss)          $391.9   $314.9  $1,858.3   $(754.8)


(a) On July 1, 1995, the company contributed its domestic cellular business to a partnership and accounts for its share of the partnership's results under the equity method.
(b) Effective August 1, 1994, the telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."
(c) Includes the following revenues from Bell Atlantic Business Systems Services, sold in October 1995:

                    Three months ended Dec. 31   Year ended Dec. 31
                            1995      1994          1995    1994
                           $27.2    $127.0        $402.0  $472.4

    Other Services revenues also include Financial Services, which were either fully or significantly divested in 1994.

             BELL ATLANTIC CORPORATION AND SUBSIDIARIES

(In millions, except per-share amounts)

                               Three months ended         Year ended
                                   December 31            December 31
                                 1995(a)   1994(b)      1995(a)  1994(b)
Per Common Share Amounts
 Income before
     extraordinary items           $.90     $.72        $4.25    $3.21
 Extraordinary items               (.01)      --         (.01)   (4.94)

   Net Income (loss)               $.89     $.72        $4.24   $(1.73)

Cash dividends declared
     per common share              $.70     $.69        $2.80    $2.76

Weighted average number of common
and equivalent shares outstanding  439.8   437.2         438.3    437.2


Per Share Analysis (unaudited)

Earnings (Loss) Per Share,
     as Reported                   $.89     $.72         $4.24   $(1.73)
Adjustments:
   Gain on sale of conflicted
      cellular properties            --       --          (.46)     --
   Non-recurring business
      development charges            --       --           .09      --
   Discontinuation of regulatory
      accounting principles          --       --            --     4.92
   Employee severance plan costs     --       --            --      .23
   Loss on disposition of
      non-strategic assets           --       --            --      .05
   Early extinguishment of debt     .01       --           .01      .02
Adjusted Earnings Per Share        $.90     $.72         $3.88    $3.49


OTHER SELECTED DATA (unaudited)
                                                 December 31,
                                              1995           1994
Return on Average Common Equity
   Three months ended                        23.2%           19.8%
   Year ended                                28.6%           (9.8)%
Total Assets (in millions)              $24,156.8       $24,271.8
Total Employees                          61,800          72,300 (c)

(a) On July 1, 1995, the company contributed its domestic cellular business to a partnership and accounts for its share of the partnership's results under the equity method.

(b) Effective August 1, 1994, the telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71,
   "Accounting for the Effects of Certain Types of Regulation."

(c) Total Employees in 1994 includes employees of Bell Atlantic Mobile (3,400), which was contributed to a partnership on July 1, 1995, and Bell Atlantic Business Systems Services (4,100), which was sold in October, 1995. These employees are no longer included at December 31, 1995.


BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)

                                             Year ended December 31,
                                              1995                1994

Cash Flows from Operating Activities
Net income (loss)                           $1,858.3               $(754.8)
Depreciation and amortization                2,627.1               2,652.1
Extraordinary items, net of tax                  3.5               2,156.7
Gain on sale of conflicted cellular properties,
   net of tax                                 (200.1)                 --
Other, net                                    (307.8                (290.7)

Net Cash Provided by Operating Activities    3,981.0               3,763.3

Net Cash Used in Investing Activities       (2,090.8)             (1,680.5)

Net Cash Used in Financing Activities       (1,676.3)             (2,086.0)

Increase (Decrease) in Cash
         and Cash Equivalents                  213.9                  (3.2)

Cash and Cash Equivalents, Beginning of Year   142.9                  146.1

Cash and Cash Equivalents, End of Year        $356.8                 $142.9

      BELL ATLANTIC NYNEX MOBILE CELLULAR OPERATIONS PRO FORMA
                           (unaudited)

The following unaudited pro-forma selected operating and financial data give effect to the combination of Bell Atlantic Mobile and NYNEX Mobile Communications prior to July 1, 1995, and have been adjusted for certain intercompany transactions and the disposition of overlapping properties. These pro-forma results are an approximate representation of Bell Atlantic NYNEX Mobile (BANM) results as if the company had been in existence prior to July 1, 1995.

                                   Three months ended December 31,
                                    1995         1994      % change
Selected Operating Data
Controlled POPs (1) (000)          55,840      55,431          0.7
Owned POPs (2)(000)                53,511      53,102          0.8
Subscribers (000)                   3,356       2,340         43.4
Penetration (3)                        6.01%       4.22%      42.4
Churn                                  1.77%       1.80%      (1.3)
Revenues per subscriber per month (4) $61         $71        (13.3)
Acquisition cost per gross add (5)   $202        $244        (17.3)
Cash expense per subscriber           $36         $52        (30.9)

Selected Financial Data
(Dollars in millions)
Operating revenues (6)              $537.2       $422.1       27.3
Less:  Cost of equipment              87.5         75.3       16.2
Net revenues                         449.7       $346.8       29.7
Operating income                     132.0         27.3      383.4
Pre-tax income (7)                   132.1         24.9      430.0
Operating cash flow (8)              198.9         84.8      134.5
Operating cash flow margin             44%          24%       80.8
Capital expenditures
  excluding acquisitions           409.9          248.4       65.0


                                      Year ended December 31,

                                   1995         1994      % change
Selected Operating Data
Controlled POPs (1) (000)          55,840      55,431          0.7
Owned POPs (2)(000)                53,511      53,102          0.8
Subscribers (000)                   3,356       2,340         43.4
Penetration (3)                         6.01%       4.22%     42.4
Churn    1.75%                          1.80%      (3.1)
Revenues per subscriber per month (4) $63         $74        (14.8)
Acquisition cost per gross add (5)   $213        $242        (12.1)
Cash expense per subscriber           $38         $51        (24.9)

             BELL ATLANTIC NYNEX MOBILE CELLULAR OPERATIONS PRO FORMA
                            (unaudited,continued)


                                     Year ended December 31,


                                    1995         1994     % change
Selected Financial Data
(Dollars in millions)
Operating revenues (6)            $1,928.4     $1,478.7       30.4
Less:  Cost of equipment             271.2        217.7       24.5
Net revenues                       1,657.2      1,261.0       31.4
Operating income                     406.1        152.9      165.6
Pre-tax income (7)                   379.6        125.4      202.7
Operating cash flow (8)              663.9        363.0       82.9
Operating cash flow margin             40%          29%       39.1
Capital expenditures
  excluding acquisitions             707.6        559.2       26.5

Footnotes:
(1) Controlled POPs represent the total number of POPs for markets in which BANM has operating control.
(2) Owned POPs represent BANM percentage ownership in all licensed markets.
(3)       Penetration is calculated by dividing subscribers by controlled
          POPs.
(4) Revenue per subscriber is calculated using service revenues, incollect roaming, outcollect roaming and equipment revenue. Incollect roaming revenues were $38.3 million and $163.7 million, respectively, for the three- and 12-month periods ended 12/31/95 and $35.2 million and $147.7 million, respectively, for the three- and 12-month periods ended 12/31/94.
(5) Acquisition costs include commission expense and net margin on sale of customer equipment.
(6) Operating revenues include service revenues, outcollect roaming, and equipment revenues.
(7) Pre-tax income represents the income distribution to the two equity partners, Bell Atlantic and NYNEX.
(8) Operating cash flow equals operating income plus depreciation and amortization.